

December 29, 2014

Via E-mail
Mr. Richard Szymanski
Chief Financial Officer
Morgans Hotel Group Co.
475 Tenth Avenue
New York, N.Y. 10018

Re: Morgans Hotel Group Co.
Form 10-K for Fiscal Year Ended December 31, 2013
Filed March 13, 2014
File No. 001-33738

Dear Mr. Szymanski:

We have reviewed your filing and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within ten business days by amending your filing, by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your filing and the information you provide in response to these comments, we may have additional comments.

Item 2. Properties, page 38

Managed Operations, page 42

1. We note your disclosure on page 42 that your management agreements have varying terms and your disclosure on page 26 that, in 2013, you failed performance tests under your management agreements at certain venues. Please revise your disclosure in future Exchange Act filings to provide more detail regarding the material terms of your management agreements and discuss, as applicable, your ability to meet material performance tests going forward.

Mr. Richard Szymanski
Morgans Hotel Group Co.
December 29, 2014
Page 2

Note 9. Income Taxes, page F-51

2. Given your history of pretax operating losses, please provide us with a detailed analysis of the positive and negative evidence you considered, and the weight you placed on each factor, in determining that no additional valuation allowance was warranted. Refer to ASC 740-10-30-16 through 25.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In responding to our comments, please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

You may contact Jorge Bonilla, Staff Accountant, at (202) 551-3414 or me at (202) 551-3486 if you have questions regarding comments on the financial statements and related matters. Please contact Kim McManus, Staff Attorney, at (202) 551-3215 or Jennifer Gowetski, Special Counsel, at (202) 551-3404 with any other questions.

Sincerely,

/s/ Daniel Gordon

Daniel Gordon
Senior Assistant Chief Accountant